SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JERRICK MEDIA HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer)

Warrants to Purchase Common Stock with an Exercise Price of $0.30

(Title of Class of Securities)

N/A

(CUSIP Number of Warrants)

Jeremy Frommer

Chief Executive Officer

2050 Center Avenue, Suite 640

Fort Lee, New Jersey 07024

Tel: (201) 258-3770

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Joseph M. Lucosky, Esq.

Lawrence Metelitsa, Esq.

Lucosky Brookman LLP

101 Wood Avenue South

Woodbridge, New Jersey 08830

(732) 395-4400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$8,600,776	$1,043

*	Estimated for purposes of calculating the amount of the filing fee only. Jerrick Media Holdings, Inc. (“Jerrick” or the “Company”) is offering holders of 53,754,849 of certain of its warrants as more fully described herein the opportunity to exchange such warrants for shares of the Company’s common stock, par value $0.001 per share by tendering one-hundred thousand of the warrants in exchange for fifty thousand shares. The amount of the filing fee assumes that all outstanding warrants that are the subject of the offer will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was determined by using the average of the high and low prices of the Company’s common stock as reported by the OTCQB on April 11, 2019, which was $0.16. The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $121.20 per million dollars of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

☐ Check the following box if the filing is a final amendment reporting the results of the tender offer:

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Jerrick Media Holdings, Inc., a Nevada corporation (the “Company”). This Schedule TO relates to the offer by the Company to holders of certain of the Company’s outstanding warrants (the “Warrants”), each with an exercise price of $0.30, to receive an aggregate of 53,754,849 shares of the Company’s Common Stock, par value $0.001 per share (the “Shares”), by agreeing to receive fifty thousand (50,000) Shares in exchange for every one-hundred thousand (100,000) Warrants tendered by the holders of Warrants (the “Exchange Ratio”). The Exchange Ratio was selected by the Company in order to provide the holders of the Warrants with an incentive to exchange the Warrants. If all of the Warrants are tendered, the Company will issue 26,727,425 Shares.  The offer is subject to the terms and conditions set forth in the Offer to Exchange, dated April 15, 2019 (the “Offer to Exchange”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Warrants consist of (i) warrants to purchase an aggregate of 12,532,515 Shares issued to certain investors from August 2018 to March 2019 with a five-year term and with an exercise price of $0.30, (ii) warrants to purchase an aggregate of 39,087,845 Shares issued to certain investors from August 2018 through September 2018 with a five-year term and with an exercise price of $0.30, and (iii) warrants to purchase an aggregate of 2,134,489 Shares that were issued to certain investors from October 2016 through February 2019 with a five-year term and with an exercise price of $0.30. The “Offer Period” is the period commencing on April 15, 2019 and ending at 5:00 p.m., Eastern Time, on May 17, 2019, or such later date to which the Company may extend the Offer (the “Expiration Date”).

The Offer to Exchange is made upon the terms and subject to the conditions set forth in the Offer to Exchange, and in the related Offer to Exchange materials which are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D) to this Schedule TO (which the Offer to Exchange and related Offer to Exchange materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Information set forth in the Offer to Exchange is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth under the heading “Summary” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company and the filing person is Jerrick Media Holdings, Inc., a Nevada corporation.  Its principal executive offices are located at 2050 Center Avenue, Suite 640, Fort Lee, NJ 07024. The Company’s telephone number is (201) 258-3770.

(b) Securities.

As of April 19, 2019, the Company has a total of 59,769,424 warrants to purchase shares of Common Stock outstanding (“Outstanding Warrants”). Of the Outstanding Warrants, 53,754,849 warrants are subject to the Offer.  Each Warrant is currently exercisable for one share of our common stock for an exercise price of $0.30. If all of the Warrants are tendered, the Company will issue 26,727,425 Shares.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under “The Offer, Section 4. Price Range of Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below.  The business address for each such person is 2050 Center Avenue, Suite 640, Fort Lee, NJ 07024. The business telephone number for each such person is (201) 258-3770.

Name	Position
Jeremy Frommer	Chief Executive Officer and Director
Justin Maury	President
Leonard Schiller	Director
Andrew Taffin	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the Offer to Exchange under Sections 1 through 11 of “The Offer” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases.

Jeremy Frommer, the Company’s Chief Executive Officer and Director, owns 171,884 Warrants that are the subject of this Offer. Leonard Schiller, a Director, owns 1,585,793 Warrants that are the subject of this Offer. Andrew Taffin, a Director, owns 687,781 Warrants that are the subject of this Offer. If all of the Warrants held by the officers and directors are tendered, the Company will issue 1,222,729 Shares to such officers and directors.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under “The Offer, Section 7. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under “The Offer, Section 3.C. Purpose of the Offer” is incorporated herein by reference.

(b) Uses of Securities Acquired.

The securities will be retired.

(c) Plans.

No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(10), except as follows: the exchange of every one-hundred thousand (100,000) Warrants pursuant to the Offer will result in the acquisition by the exchanging holder of fifty thousand (50,000) Shares of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b) Conditions.

Not applicable.

(d) Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership.

Jeremy Frommer, the Company’s Chief Executive Officer and Director, owns 171,884 Warrants that are the subject of this Offer. Leonard Schiller, a Director, owns 1,585,793 Warrants that are the subject of this Offer. Andrew Taffin, a Director, owns 687,781 Warrants that are the subject of this Offer. If all of the Warrants held by the officers and directors are tendered, the Company will issue 1,222,729 Shares to such officers and directors.

(b) Securities transactions.

The Company has not engaged in any transactions in the Warrants required to be disclosed in this Item 8(b).

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The Company has not retained a solicitation agent for the tender offer.

The Company may use the services of its officers and employees to solicit holders of the Warrants to participate in the Offer without additional compensation.

Item 10.	Financial Statements.

(a) Financial Information.

Incorporated herein by reference are the Company’s financial statements that were filed with its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2019.

The full text of the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can be accessed electronically on the SEC’s website at www.sec.gov. Copies of our SEC filings are also available without charge upon written request addressed to: Jerrick Media Holdings, Inc., 2050 Center Avenue, Suite 640, Fort Lee, NJ 07024, (201) 258-3770.

Book Value Per Share. The Company’s book value (deficit) per share at December 31, 2018 was ($0.02).

(b) Pro Forma Information.

The Company does not consider this information to be material to the Offer.

(c) Summary Information.

Balance Sheet Data. The following table summarizes forth certain balance sheet data of the Company as of December 31, 2018 and 2017.

	December 31, 2018	December 31, 2017

Current Assets	6,500	$112,376
Noncurrent Assets	202,425	65,056
Current Liabilities	2,569,584	3,687,200
Noncurrent Liabilities	129,945	3,857,539

Statement of Operations Data. The following table summarizes forth certain statement of operations data of the Company for each of the two fiscal years ended December 31, 2018 and 2017.

	Fiscal Year ended December 31, 2018	Fiscal Year ended December 31, 2017

Net revenue	80,898	$95,653
Gross margin	80,898	$95,653
Loss from operations	(5,686,255)	$(5,562,328)
Net loss	(12,013,542)	$(8,751,586)

Loss per share from continuing operations:
Basic	(0.21)	$(0.23)
Diluted	(0.21)	$(0.23)

Net loss per share:
Basic	(0.21)	$(0.23)
Diluted	(0.21)	$(0.23)

Book Value Per Share. The Company’s book value (deficit) per share at December 31, 2018 was ($0.02).

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer.

(2)	Except for the requirements of applicable U.S. federal and state securities laws, the Company knows of no regulatory requirements to be complied with or approvals to be obtained by the Company in connection with the Offer.

(3)	There are no applicable anti-trust laws.

(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

(5)	None.

(c) Other Material Information.

The information set forth in the Offer to Exchange and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Common Stock for Certain Outstanding Warrants.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Withdrawal.
(a)(1)(D)	Letter from the Chief Executive Officer of the Company to the Holders of Warrants.
(a)(5)(A)	Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on April 1, 2019 and incorporated herein by reference.
(a)(5)(B)	Press Release, dated April 15, 2019.
(b)	Not applicable.
(d)(1)	Form of $0.30 Warrant Number 1 with Five Year Term Issued from August 2018 to March 2019
(d)(2)	Form of $0.30 Warrant Number 2 with Five Year Term Issued from August 2018 to September 2018
(d)(3)	Form of $0.30 Warrant Number 3 with Five Year Term Issued in October 2016 to February 2019
(d)(4)	Form of Email Chief Executive Officer of the Company to the Holders of Warrants.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JERRICK MEDIA HOLDINGS, INC.

Date: April 15, 2019	By:	/s/ Jeremy Frommer
Name: Jeremy Frommer
Title: Chief Executive Officer